Buenos Aires, November 2nd, 2026

COMISIÓN NACIONAL

DE VALORES

BOLSAS Y MERCADOS

ARGENTINOS S.A.

Ref.: Operations with Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores”) and Bolsas y Mercados Argentinos S.A. in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), to inform that on the date hereof, the Board of the Directors of the Company approved a new general framework containing the terms and conditions for acquiring the services of Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. related to the construction and engineering of the Company projects to be carried out in the next year (the relevant excerpt of the minutes is attached hereto as Annex I). This new framework’s terms and conditions are in accordance with those contained in the frameworks approved in the previous years, and that were informed as Relevant Event on November 9, 8, 11, 10, 7, 8, 6 and 4 2018, 2019, 2020, 2021, 2022, 2023, 2024 and 2025, respectively.

Before the approval mentioned above, it is worth noting that it was required the opinion of the Company’s Audit Committee regarding the adjustment of those operations to arm’s length conditions, following art. 72 of the Capital Markets Law. The rendered opinion concluded that, as long as those operations are made under the pre-established and approved conditions, they can be reasonably considered arm’s length market transaction.

It is informed that the Audit Committee’s opinion is available at the CNV’s “Autopista de la Información Financiera” and upon shareholders’ request at the Company’s headquarters.

Sincerely,

María Agustina Montes

Head of Market Relations

Annex I

Consideration of the Renewal of the Framework Agreement for Transactions to be Entered into by the Company with Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.

The Chairman once again took the floor and informed those present that, as they are aware, at its meetings held on November 8, 11, 10, 7, 8, 6 and 4 of 2019, 2020, 2021, 2022, 2023, 2024 and 2025, respectively, the Board of Directors of the Company resolved to approve a general framework for the development of various projects that could result in the Company entering into, on a regular basis and as needs and opportunities arise, certain transactions with Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”), a company with which Pampa shares the same controlling group (the “Transactions”).

The Chairman further informed that the general framework approved in 2024 was established for a term of one year and, accordingly, is about to expire. Consequently, the Chairman stated that it would be advisable, and moved that the Board of Directors approve, the renewal of the general framework for the implementation of the Transactions for a term of one year as from the date hereof, provided that such Transactions are carried out on terms considered reasonable in accordance with prevailing market conditions.

In this regard, on the date hereof, the Audit Committee issued and approved, pursuant to the authority granted under Section 110(h) of Capital Markets Law No. 26,831 (the “CML”) and Section 18(f), Section V, Chapter III, Title II of the CNV Rules, a related-party transactions report stating that, in the opinion of the Audit Committee, as of the date of issuance of such report, any Transactions entered into in accordance with the terms and conditions established at the aforementioned Audit Committee meeting are deemed to be reasonably consistent with normal and customary market conditions, in compliance with the procedure prescribed by Section 72 of the CML.

After hearing the foregoing and following extensive deliberation, the Board of Directors, with Directors Gustavo Mariani, Ricardo Torres and Nicolás Mindlin abstaining from voting and with the unanimous affirmative vote of all other Directors present, RESOLVED to: (i) approve the Chairman’s proposal in its entirety; and (ii) instruct the Secretary to retain in the Company’s records the presentation made and the Audit Committee’s report.